Exhibit 99.1

1 December 2021

Cazoo Launches in France and Germany

...driving its expansion into mainland Europe

●	Launch in France & Germany follows highly successful UK launch 2 years ago
●	Cazoo makes buying a car as simple as buying any other product online today
●	Sold over 45,000 cars online since its launch in the UK less than two years ago
●	Team has grown to over 3,800 across UK, France, Germany, Spain & Portugal

LONDON & NEW YORK--(BUSINESS WIRE)-- Cazoo (NYSE: CZOO), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has now launched its service in both France and Germany, delivering better selection, value, transparency, convenience and peace of mind to consumers in mainland Europe when buying their next car.

Cazoo owns and reconditions its cars to the highest standard before offering them for delivery in just a few days and has hundreds of cars available in France (www.cazoo.com/fr) and Germany (www.cazoo.com/de). With customers able to purchase a car entirely online and have it delivered directly to their door, Cazoo has been referred to as the ‘Amazon of the used car market’.

Cazoo customers can review high quality, 360-degree images from the comfort of their home as well as the details of the car’s features and history, try it out at home for up to 7 days to make sure they love it, and if they don’t Cazoo will collect it for free. Every Cazoo car in France and Germany comes with a full 7-day money back guarantee as well as a 12-month warranty.

Cazoo was founded in 2018 by serial British entrepreneur Alex Chesterman and has already sold over 45,000 cars in the UK since its launch less than two years ago, as consumers have embraced the selection, value, transparency and convenience of buying used cars fully online. Cazoo has built a world class team of over 3,800 across the UK, France, Germany, Spain and Portugal.

Following its launch in both France and Germany today, Cazoo intends to grow its inventory to thousands of cars as it expands across Europe over the coming months as well as adding many new features to its EU proposition including buying cars directly from consumers, fully digital car financing and all-inclusive monthly car subscriptions.

Cazoo has been one of the fastest growing businesses in Europe over the past few years, pioneering the shift to online car buying, and recently listed on the NYSE in August, raising over $800m to further build out its brand and infrastructure as it looks to continue to transform the car buying and selling experience across the UK and throughout mainland Europe.

Alex Chesterman, Founder & CEO of Cazoo said: “We are very excited to have launched in both France and Germany today. We have reimagined car buying to make it simple and convenient whilst adding transparency and quality to give consumers total peace of mind when buying their next car. With Cazoo, you can purchase a used car entirely online, have it delivered to your door in a few days and have a week to make sure it fits your lifestyle. We have great teams in both France and Germany and look forward to expanding into further markets and delivering a new and best-in-class car buying experience to consumers across mainland Europe.”

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

The statements contained or referred to herein may include “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

For more information:

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk